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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario, M5K 1A2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: November 29, 2004
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President

TD Bank Financial Group Announces Changes to TD Canada Trust Leadership
Customer-focussed approach to continue to be a priority

Toronto (Nov. 29): TD Bank Financial Group (TDBFG) President and Chief Executive Officer Ed Clark today announced that Bernie Dorval, Executive Vice President, TDBFG and Tim Hockey, Executive Vice President, TDBFG have been appointed Co-Chairs of TD Canada Trust, and will jointly be accountable for the overall success of the Bank's personal and commercial operations. This change is a result of the decision of Andrea Rosen, Vice Chair TDBFG and President TD Canada Trust to take a year off, effective January 2005.

"Under the joint leadership of Bernie and Tim, I'm confident that TD Canada Trust will continue on the momentum that Andrea built in ensuring a relentless focus on customers and a comfortable banking experience. The strong organization and talented leadership team within TD CT will no doubt continue to execute with excellence under Bernie and Tim's guidance," said Ed Clark. "Andrea did an outstanding job in her role as President of TD Canada Trust. Under her leadership TDCT delivered eight consecutive quarters of double digit earnings growth, a financial track record that speaks for itself," added Clark.

Bernie Dorval will continue to focus his energies on growing TD's Business Banking and Insurance group, which is a major element of TD's future growth strategy. Bernie's financial services experience spans 31 years, including roles in retail products, lending, insurance and more recently business banking.

Tim Hockey's responsibilities will include leadership for TD's Personal Banking business including its distribution channels and personal financial products and services. Tim's 22 years of banking experience, including his most recent position as the head of the retail branch network and electronic channels, ideally positions him to take on this expanded role.

"I respect Andrea's decision to spend time with her family and wish her all the best during her year off. We look forward to her return and, given her proven track record and depth of experience, will find the appropriate senior executive role within TD to leverage her skills when she decides to return," said Clark.

"I am pleased that I work for an organization that respects these types of personal decisions and look forward to my time away. I'm proud to have led a team of amazing employees who are dedicated to doing what's right for the customer. I enjoyed my leadership role and I look forward to hearing about the inevitable success that the next generation of leaders within TD CT will deliver," said Andrea Rosen.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$311 billion in assets, as of October 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information:
Jeff Keay
(416) 982-7528

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SIGNATURES
TD BANK FINANCIAL GROUP ANNOUNCES CHANGES TO TD CANADA TRUST LEADERSHIP